SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-24931
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
S1 Corporation 401(k) Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
S1 Corporation
3500 Lenox Road, Suite 200
Atlanta, Georgia 30326

S1 CORPORATION 401(k)
SAVINGS PLAN

December 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of the
S1 Corporation 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the S1 Corporation 401(k) Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the S1 Corporation 401(k) Savings Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.
Our audit of the Plan’s financial statements as of and for the years ended December 31, 2005 and 2004 was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GIFFORD, HILLEGASS & INGWERSEN, LLP
June 27, 2006
Atlanta, Georgia
■
1200 Ashwood Parkway, Suite 300
Atlanta, GA 30338-4747
Tel (770) 396-1100 • Fax (770) 393-0319
www.ghi-cpa.com
MEMBERS OF THE LEADING EDGE ALLIANCE

S1 CORPORATION 401(k)
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2005 and 2004

	2005	2004
Investments, at fair value
Unrestricted S1 Corporation common stock	$3,287,740	$7,025,969
Restricted S1 Corporation common stock	50	452,425
Participant loans	466,066	482,385
Bond funds	2,276,437	2,125,269
Stock funds	42,842,972	38,284,666

TOTAL INVESTMENTS	48,873,265	48,370,714

Contributions Receivable
Participant	157,176	147,000
Employer	33,771	—

TOTAL CONTRIBUTIONS RECEIVABLE	190,947	147,000

NET ASSETS AVAILABLE FOR BENEFITS	$49,064,212	$48,517,714

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2005

Interest and Dividend Income	$1,323,598

Contributions
Participant	5,153,033
Employer	437,403
Rollovers from other plans	679,259

TOTAL CONTRIBUTIONS	6,269,695

TOTAL ADDITIONS	7,593,293

Distributions to Participants	5,114,673

Operating Expenses	1,817

Net Depreciation in Fair Value of Investments	1,930,305

TOTAL DEDUCTIONS	7,046,795

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	546,498

Net Assets Available for Benefits at Beginning of Year	48,517,714

Net Assets Available for Benefits at End of Year	$49,064,212

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
NOTE 1—DESCRIPTION OF THE PLAN
The following is a brief description of the S1 Corporation 401(k) Savings Plan (the “Plan”). Reference should be made to the plan agreement for a more complete description of the Plan’s provisions.
General: The Plan, which commenced on July 1, 1996, is a defined contribution plan covering all eligible employees of S1 Corporation and its subsidiaries (the “Company”). Employees are eligible to participate immediately upon hire. Enrollment in the Plan occurs as soon as administratively feasible. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions: Participants may contribute from 1% to 50% of their pretax earnings, within regulatory limits. Rollover contributions from other qualified plans are permitted. The Company may make discretionary matching contributions. No matching contributions were made in 2004. Effective January 1, 2005, the plan was amended such that the Company matches 50% of employee deferrals up to 4% of eligible compensation.
Rollovers from Other Plans: Transfers of account balances from other qualified retirement plans by newly employed participants are presented as “rollovers from other plans” in the Statement of Changes in Net Assets Available for Benefits.
Participant Accounts: All contributions made to the selected investment funds are participant directed. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings (losses). Matching contributions are allocated based on employee contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments: The Plan’s assets are invested in mutual funds and S1 Corporation common stock. Participants may change their investment allocation, as well as elections on future participant contributions, at any time. Investment transfers from the S1 Corporation common stock fund are subject to certain restrictions, as defined in the Plan agreement. The Plan allocates earnings (losses) to participants based on the ratio of the participant’s account balance in each investment fund to the total of all participants’ account balances in each investment fund. Earnings (loss) allocations to participant accounts occur at various intervals throughout the year and depend on the funds in which the participant has invested. For a description of the Plan’s investment options, participants should refer to the Plan document and each fund’s most current prospectus.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
NOTE 1—DESCRIPTION OF THE PLAN—Continued
Vesting: Participants vest immediately in their contributions plus or minus any earnings or losses thereon. Company contributions plus or minus any earnings or losses thereon vest at a rate of 25% per year starting with the first year of participation. Participants also become fully vested in Company contributions upon normal retirement age, total and permanent disability, or death.
Distribution of Benefits: Participants who separate from service for any reason other than retirement and whose value of all vested accounts is $5,000 or less may have the value of their vested accounts distributed to them in a lump sum or elect a rollover distribution. If the vested account balance is greater than $5,000, the participant may elect to receive a lump sum distribution, make a rollover distribution or delay receiving the distribution until normal retirement age. Distribution of benefits to retired participants can be made in either lump sum or periodic payments. If participants die before receiving distribution of their accounts, the full amount of their accounts will be paid to their designated beneficiaries.
The net assets of the Edify Corporation employee retirement plan were merged into the Plan during January 2000. Former Edify Corporation employees who had account balances as of December 31, 1999, are subject to special provisions. If the participant is married on the date benefit distributions are to begin, the participant will automatically receive a joint and survivor annuity, unless he or she elects otherwise. If the participant is single on the date benefit distributions are to begin, the participant will receive a single life annuity, unless he elects otherwise. Participants may make a written election to waive the annuity form of payment during the 90-day period before the annuity is to begin.
As of December 31, 2005, amounts allocated to accounts of participants who have elected to withdraw from the plan but that have not yet been paid were approximately $101,000.
Participant Loans: Participants may borrow at a minimum $1,000 and at a maximum the lesser of (a) $50,000 reduced by the participants’ highest outstanding Plan loan balance during the 12 months preceding the date of participant loan or (b) one-half the value of the participants’ vested interests in their accounts. Interest on the participant loans is 1% over the prime rate on the first

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
NOTE 1—DESCRIPTION OF THE PLAN—Continued
business day of the calendar quarter immediately preceding the date as of which the loan is issued. Participants may have only one loan outstanding at any time.
Forfeitures: Participants forfeit the nonvested portion of the employer matching contributions upon the earlier of (a) the distribution of the vested portion of their accounts, or (b) when the participant incurs five consecutive years of a break in service. Forfeitures can be used by the Company to pay administrative expenses or to reduce employer contributions. No forfeitures were used to reduce employer contributions in 2004. Forfeitures of approximately $680,000 were used to reduce employer contributions during 2005. Additionally, another approximately $44,000 was used to pay Plan expenses. At December 31, 2005, $49,961 was available to be used in the future.
Administrative Expenses: The Company pays administrative expenses in excess of forfeitures. Administrative expenses paid by the Plan amounted to approximately $ 1,800 and $1,700 for the years ended December 31, 2005 and 2004, respectively.
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The financial statements of the Plan are prepared in conformity with the basis of accounting prescribed by United States generally accepted accounting principles (GAAP).
Investment Valuation: Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the Company’s common stock are valued at its market price as quoted on the NASDAQ National Market. Purchases and sales of investments are recorded on a trade-date basis. Participant loans are valued at the discounted value of expected future cash flows, which approximates market value.
Net appreciation (depreciation) in fair value of investments, including realized gains and losses, represents the change in fair value during the year and realized gains and losses on investments sold or distributed during the year.
Interest and Dividend Income: Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Contribution Receivable: Participant and employer contributions are generally funded in the period after the Company makes payroll deductions from the participants’ earnings. Receivables reflect contributions made but not yet received in the Plan trust.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued
Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits: Benefits are recorded when paid.
Risks and Uncertainties: The Plan’s investments are subject to market risk due to changes in securities prices. In particular, the Plan’s investments in S1 Corporation common stock are exposed to significant market risk due to the high volatility of the Company’s common stock price. At December 31, 2005 and 2004, the Plan had a significant investment balance in S1 Corporation common stock. Depending on the Company’s common stock price, the Plan could experience significant fluctuations in asset values due to market volatility.
NOTE 3—INVESTMENTS
The following table presents investments that represent five percent or more of the Plan’s net assets at December 31:

	2005		2004
Janus Fund	$	*	$2,352,000
T. Rowe Price International Discovery Fund		3,150,046	*
T. Rowe Price Value Fund		3,561,313	3,198,577
T. Rowe Price Equity Index 500 Fund		5,239,991	4,994,817
T. Rowe Price Science & Technology Fund		2,943,443	2,998,762
T. Rowe Price Balanced Fund		3,912,585	3,932,538
T. Rowe Price Blue Chip Growth Fund		4,271,242	3,911,924
T. Rowe Price Small-Cap Stock Fund		3,697,382	3,212,348
T. Rowe Price Mid-Cap Growth Fund		6,107,981	4,992,054
T. Rowe Price GNMA Fund		*	2,125,269
T. Rowe Price Prime Reserve Fund		3,522,780	4,003,314
S1 Corporation Common Stock (restricted and unrestricted)		3,287,790	7,478,394

*	Balance not greater than 5% of net assets

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
NOTE 3—INVESTMENTS-Continued
The S1 Corporation common stock balance includes amounts contributed based on participant elections.
Net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought and sold as well as held during the year) for the year ended December 31, 2005 is comprised of:

Mutual Funds	$2,039,158
S1 Common Stock	(3,969,463)

$(1,930,305)

NOTE 4—NONPARTICIPANT DIRECTED INVESTMENTS
In the beginning of 2004, $452,425 of S1 Corporation common stock was restricted from trading and therefore was considered non-participant directed. Currently all investments in S1 Corporation common stock are participant directed.
NOTE 5—PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.
NOTE 6—TAX STATUS
The IRS has determined and informed the Company by a letter dated August 2, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
NOTE 7—PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2005 and 2004, the Plan held 755,813 and 826,342 shares of S1 Corporation common stock with a market value of $ 3,287,790 and $7,478,394, respectively. Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Plan Trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred for administrative expenses amounted to approximately $1,800 and $1,700 for the years ended December 31, 2005 and 2004, respectively. Additionally the Plan used forfeitures to offset Plan expenses as follows: legal fees of $7,039; investment advisory fees of $33,122 and individual investment consulting fees of $4,965.
NOTE 8—CONTINGENCIES
In the year ended December 31, 2005, the following Plan violations occurred. Employer contributions for certain employees exceeded those allowed under the Plan by approximately $18,000. The Company will withdraw the excess contributions in 2006. Additionally, certain employees made contributions above those allowed under the Plan, however these excess contributions did not exceed the limits imposed by the Internal Revenue Service. In total, these contributions were approximately $19,000. The Company will convert these excess pre-tax contributions to after-tax contributions in 2006. As these errors will be corrected, the Company believes that qualification of the Plan is not at risk

SUPPLEMENTAL INFORMATION

S1 CORPORATION 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS HELD AT END OF YEAR
PLAN NO. 01 EIN # 58-2395199
DECEMBER 31, 2005

	Identity of Issue, Borrower,	Description of			Current
	Lessor, or Similar Party	Investment	Cost		Value
*	T. Rowe Price	Value Fund, 152,323 shares	(a	)	$3,561,313
		International Discovery Fund, 76,161 shares	(a	)	3,150,046
		Prime Reserve Fund, 3,522,780 shares	(a	)	3,522,780
		Equity Index 500 Fund, 156,184 shares	(a	)	5,239,991
		Science and Technology Fund, 150,405 shares	(a	)	2,943,443
		Mid-cap Growth Fund, 112,818 shares	(a	)	6,107,981
		Small-cap Stock Fund, 112,690 shares	(a	)	3,697,382
		Balanced Fund, 197,905 shares	(a	)	3,912,585
		GNMA Fund, 240,130 shares	(a	)	2,276,437
		Blue Chip Growth Fund, 130,698 shares	(a	)	4,271,242
		Retirement 2010 Fund, 12,057 shares	(a	)	175,674
		Retirement 2020 Fund, 69,901 shares	(a	)	1,092,567
		Retirement 2030 Fund, 64,423 shares	(a	)	1,062,346
		Retirement 2040 Fund, 41,197 shares	(a	)	682,640
		Retirement Income Fund, 9,499 shares	(a	)	118,359

*	S1 Corporation	S1 Corporation common stock-unrestricted, 755,802 shares	6,483,150		3,287,740
		S1 Corporation common stock-restricted, 11 shares	—		50

	Artisan	Artisan International Fund, 35,762 shares	(a	)	905,142

	Allianz	Allianz OPCAP Renaiss Fund, 15,309 shares	(a	)	332,069

	Janus	Janus Fund, 80,979 shares	(a	)	2,067,412

*	Various Plan Participants	Participant loans with varying maturities and interest rates ranging from 5% to 11.5%	—		466,066

	TOTAL				$48,873,265

*	Indicates party in interest

(a)	Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

S1 Corporation 401(k) Savings
Plan Committee

(Name of Plan)

Date: June 29, 2006	/s/ John Stone.

John Stone
Plan Committee Member